_______________________________________________________________________________

Astris Energi Inc. · 6-K · For 01/31/05,  Filed On 01/31/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: January 31, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
--------------------------------------------------------------------------------
(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
--------------------------------------------------------------------------------
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

1

Astris Energi Inc. · 6-K · For 01/31/05, Filed On 01/31/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated January 31, 2005	3

2

EXHIBIT 1

ASTRIS ENERGI COMPLETES CZECH AFFILIATE PURCHASE

MISSISSAUGA, ONTARIO, CANADA, January 31, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has completed the purchase of its affiliate Astris s.r.o., located in the Czech Republic. The terms of the deal were agreed to in a Memorandum of Understanding signed in September 2004 and approved by Astris shareholders at Astris’ Annual and Special Meeting of Shareholders on October 22, 2004.

Prior to the purchase, Astris owned 30% of the shares of Astris s.r.o. The remaining 70% was owned by Macnor Corp., a company controlled by Astris President and CEO Jiri K. Nor. With the completion of this purchase, Astris now owns 100% of the issued and outstanding shares of Astris s.r.o. Under the purchase terms, Macnor received an aggregate consideration of 5,000,000 purchase units. Each purchase unit consists of one common share and one share purchase warrant. 2,000,000 of the warrants are exercisable at CDN$0.90; 2,000,000 of the warrants are exercisable at CDN$1.10; and 1,000,000 are exercisable at CDN$1.30. The warrants expire three years from the closing date.

Since 1992, Astris s.r.o. has focused on AFC electrode research and development. The company owns a 1.5-acre property in Vlasim, Czech Republic with a 8,000 square foot manufacturing facility. Currently, the site is the location of Astris’ pilot production line for the manufacture of its POWERSTACK™ MC250 fuel cells, a key component to Astris’ product line of AFC-powered portable and stationary generators.

"The purchase of Astris s.r.o. adds approximately CDN$2.2 million to our assets and completes a key phase of our business development plan," said Anthony Durkacz, Vice President of Finance. "This will enable us to aggressively pursue institutional funding; target large strategic partners; and develop new revenue streams from product sales and licensing."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

3